SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: February 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
                  --------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                     ---------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                               ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated February 19, 2004, announcing the Company's fourth-quarter and full-year financial results for its 2003 fiscal year.

2. Summary financial information of the Company for the year ended December 31, 2003.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Core divisions post strong results

Significant order, EBIT and cash flow growth in Q4

Core divisions exceed EBIT margin targets for full year

Further write-offs in Discontinued operations lead to Q4, full-year net loss

2003 Q4 and full-year key figures

------------------------------------------------------------------------------------------------------------------
(US$ in millions)                                      Q4 03    Q4 02(1)    Change      2003      2002(1)   Change
------------------------------------------------------------------------------------------------------------------
Orders               Group                             4,674     4,288          9%    18,703     17,352         8%
------------------------------------------------------------------------------------------------------------------
                     Power Technologies                1,960     1,569         25%     7,708      6,753        14%
                     ---------------------------------------------------------------------------------------------
                     Automation Technologies           2,637     2,169         22%     9,961      8,680        15%
                     ---------------------------------------------------------------------------------------------
Revenues             Group                             5,081     5,008          1%    18,795     17,466         8%
------------------------------------------------------------------------------------------------------------------
                     Power Technologies                2,184     2,010          9%     7,680      6,963        10%
                     ---------------------------------------------------------------------------------------------
                     Automation Technologies           2,774     2,379         17%     9,897      8,464        17%
                     ---------------------------------------------------------------------------------------------
EBIT(2)              Group                               187         1          --       656        346        90%
------------------------------------------------------------------------------------------------------------------
                     Power Technologies                  170        93         83%       563        433        30%
                     ---------------------------------------------------------------------------------------------
                     Automation Technologies             225       107        110%       773        517        50%
                     ---------------------------------------------------------------------------------------------
                     Non-core activities                 -62       -78                  -181       -181
                     ---------------------------------------------------------------------------------------------
                     Corporate                          -146      -121                  -499       -423
                     ---------------------------------------------------------------------------------------------
EBIT margin          Group                              3.7%        0%                  3.5%       2.0%
------------------------------------------------------------------------------------------------------------------
                     Power Technologies                 7.8%      4.6%                  7.3%       6.2%
                     ---------------------------------------------------------------------------------------------
                     Automation Technologies            8.1%      4.5%                  7.8%       6.1%
------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                       -441      -729          --      -853       -858         --
------------------------------------------------------------------------------------------------------------------
Net loss                                                -387      -828          --      -767       -783         --
------------------------------------------------------------------------------------------------------------------
Basic loss per share                                   -0.28     -0.74          --     -0.63      -0.70         --
------------------------------------------------------------------------------------------------------------------
(1)  Adjusted to reflect the move of activities to Discontinued operations in 2003
(2)  Earnings before interest and taxes

Zurich, Switzerland, February 19, 2004 - ABB's core divisions, Power Technologies and Automation Technologies, improved their performance in the fourth quarter of 2003 and the full year, delivering significantly higher earnings before interest and taxes (EBIT) and cash flow.

Mainly non-cash losses from Discontinued operations - primarily in the downstream oil and gas business and on the announced sale of the reinsurance business - were the biggest factors in a net loss of $387 million for the fourth quarter. The net loss for the full year was $767 million.

"The core divisions turned in another strong performance in mixed markets," said Jurgen Dormann, ABB chairman and CEO. "They almost doubled EBIT in the quarter as cost reductions continued to pay off, and lifted operating cash flow by more than a third. For the full year, the core divisions generated almost $1.5 billion in cash. Those are significant achievements."

Orders in the core divisions rose strongly in the fourth quarter on continued double-digit growth in Asia, even excluding positive foreign exchange effects of more than ten percentage points. Adjusted for foreign exchange effects, total core division revenues for the quarter were flat.

"Our strengthened capital base gives us the platform we need to execute our strategy of profitable growth with more competitive costs," Dormann said. "Driving operational improvements further and finalizing the divestment program will remain our priorities in 2004."

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Q4 and full-year 2003 highlights
Orders: The core divisions reported a solid increase in orders in the fourth quarter in both nominal U.S. dollar terms and in local currencies. Orders in local currencies were up 12 percent in the Power Technologies division and were 8 percent higher in Automation Technologies. The improvement was driven mainly by an increase in large orders (larger than $15 million) and continued strong growth in Asia. Full-year orders were 4 percent higher in local currencies for the Power Technologies division and up 2 percent for Automation Technologies.

Group orders were up 9 percent in the quarter compared to the same period last year (down 5 percent in local currencies), and up 8 percent for the year (down 5 percent in local currencies). Excluding the Building Systems businesses which the company is divesting, group orders for the quarter grew 6 percent in local currencies in the fourth quarter and were flat for the full year compared to 2002.

EBIT: The core divisions almost doubled their combined EBIT in the quarter, to $395 million from $200 million in the year-earlier period. This was primarily the result of ongoing operational improvements, as well as growth in the higher-margin service business. Core division EBIT for the full year was up 41 percent to $1,336 million. Group EBIT for 2003 was $656 million, a 90-percent improvement over 2002.

Cost reduction: ABB's Step change program produced savings of $235 million in the fourth quarter of 2003 and $655 million for the full year, both ahead of target.

Cash flow: The two core divisions generated a combined cash flow from operations in the fourth quarter of $969 million, up 34 percent from the same period in 2002. For the full year, the core divisions increased cash flow from operations to $1,464 million from $859 million in 2002. Net cash used in operations for the group was $161 million for 2003 compared to cash provided by operations of $19 million for 2002.

R&D and order-related development: ABB invested $613 million in R&D and $317 million in order-related development for a total of $930 million in 2003, representing about 5 percent of revenues compared to a total of $795 million in 2002, or 4.5 percent of revenues.

Capital structure: ABB strengthened its capital structure in the fourth quarter of 2003 with a CHF 3.1-billion (approximately $2.5-billion) rights issue, a
(euro)650-million straight bond, and a $1-billion unsecured bank facility which remains undrawn. The company also repaid and cancelled its previous $1.5-billion secured bank facility. Shareholders' equity increased to $3,026 million at the end of the year from $1,019 million at the end of September 2003.

2003 targets
Both core divisions surpassed their EBIT margin targets. The Power Technologies
(PT) division reported an EBIT margin of 7.3 percent (target: 7.0 percent) while the Automation Technologies (AT) division reported a margin of 7.8 percent (target: 7.1 percent).

The EBIT margin target for the ABB Group was 4 percent for 2003, excluding the impact from major acquisitions and divestments. Including that impact, ABB achieved an EBIT margin in 2003 of 3.7 percent. The shortfall was mainly the result of additional restructuring charges taken to prepare businesses in Non-core activities for disposal.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

For revenues, the PT division reported flat growth in local currencies (target:
3 percent) for 2003. On a comparable scope of business (including a number of divestitures and business closures), the PT division increased 2003 revenues in local currencies by 3 percent. The AT division increased revenues in local currencies by 3 percent (target: 2 percent) for the full year.

Excluding the (euro)650 million raised through a bond launched in November (not included in the target), ABB achieved the debt target it set in October of $7.3 billion. Gearing (defined as total debt divided by total debt plus equity) amounted to 70 percent at the end of 2003, also on target.

Summary of fourth quarter 2003 results
Orders received for the core divisions in the fourth quarter of 2003 grew more than 20 percent in U.S. dollar terms and were also higher on a local currency basis - up 12 percent in Power Technologies and 8 percent in Automation Technologies - reflecting an improvement in the overall investment climate. Regionally, the increase was driven by continued double-digit growth in Asia, with additional growth in Europe. Orders were lower in the Americas, the Middle East and Africa. Large orders in the core divisions rose by almost $500 million, led by Europe and Asia, compared to a very low volume of large orders for the same quarter in 2002. Base orders (less than $15 million) were flat to slightly lower in local currency terms in the core divisions.

Group orders amounted to $4,674 million, up 9 percent compared to the same period last year ($4,288 million) and down 5 percent in local currencies.

The order backlog for the core divisions at the end of the fourth quarter of $9,905 million remained at about the same level as at the end of the third quarter 2003. In local currencies, the core division order backlog was slightly lower. The order backlog for the group at the end of the fourth quarter was $10,043 million, 2 percent lower than the end of the third quarter of 2003 (down 7 percent in local currencies), primarily due to divestments of Building Systems businesses, part of Non-core activities.

Revenues rose 9 percent for the Power Technologies division and 17 percent for Automation Technologies in U.S. dollar terms. In local currencies, revenues in the core divisions were flat overall. Local currency revenues were higher in the product and service businesses and lower from large projects. Core division revenues were significantly higher in Asia, slightly higher in the Middle East, Africa and Europe, and lower in the Americas. Group revenues of $5,081 million were flat in U.S. dollar terms and down 11 percent in local currencies, reflecting mainly the divestment of most of the Building Systems business during the year.

EBIT in the core divisions was $395 million, almost doubled from $200 million in the same period in 2002. After losses in Non-core activities of $62 million and Corporate costs of $146 million in the fourth quarter, group EBIT was $187 million ($1 million in the fourth quarter of 2002).

A significant contributor to ABB's improved EBIT was the Step change cost reduction program. Comprising more than 1,400 savings initiatives, the program aims to increase the competitiveness of ABB's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The program is expected to be complete by the middle of 2004. At the end of 2003, 63 percent of the initiatives had been completed on or ahead of schedule.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Step change yielded savings of $235 million in the fourth quarter of 2003 and $655 million for the full year. Restructuring costs under the program amounted to $72 million in the fourth quarter. For the full year, Step change restructuring costs amounted to $234 million, compared to $300 million forecast at the beginning of 2003. There were slightly more than 1,400 Step change-related job reductions in the fourth quarter for a total of about 7,100 Step change-related job reductions for the full year. Total restructuring costs in the quarter amounted to $142 million, comprising the Step change program and restructuring related mainly to preparing businesses in Non-core activities for disposal.

As of December 31, 2003, ABB employed 116,500 people, compared to 139,100 at the end of 2002. During the year, ABB divested businesses employing about 13,000 people, most of whom were employed in the divested Building Systems businesses (about 11,000 employees).

Included in group EBIT is Other net expense of $128 million in the fourth quarter (for further details, please refer to page 10 of this release).

The group EBIT margin in the quarter was 3.7 percent.

Finance net(1) was negative $77 million compared to negative $120 million in the fourth quarter of 2002. The difference reflects the non-recurrence of financial losses in the fourth quarter of 2002, which more than compensated for lower interest and dividend income, higher interest costs and a $5-million expense booked in other finance expense for the mark-to-market effect of the equity conversion option contained in the 2002 convertible bond, compared to a $6 million gain in the same quarter of 2002.

The net loss in Discontinued operations amounted to $441 million, compared to a net loss of $729 million in the fourth quarter of 2002. Major items in the result include a $245-million net loss in the Oil, Gas and Petrochemicals business and losses (including operating results) on the discontinuation or anticipated sale of the reinsurance business ($162-million loss after tax), the wind energy venture ($22-million loss) and the cable business in Germany ($22-million loss). (For more details on Discontinued operations, please refer to pages 10 and 11 of this release.)

ABB's net loss for the fourth quarter amounted to $387 million, compared to a net loss of $828 million for the same period in 2002.

Balance sheet and debt
Cash and marketable securities at the end of December 2003 amounted to $5,142 million (excluding Discontinued operations), up from $2,573 million at the end of the previous quarter. The change reflects mainly the impact of ABB's rights issue in late 2003 that generated some CHF 3.1 billion (approximately $2.5 billion) in cash.

As a result of the announced sale of the reinsurance business, approximately $1.8 billion in cash and marketable securities have been moved to assets held for sale in the balance sheet.

At the end of December 2003, total debt (defined as total short and long-term borrowings) amounted to $7.9 billion, compared to $8.3 billion three months earlier. Excluding the bond

--------------------------
(1) Finance net is the difference between interest and dividend income and interested and other finance expenses

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

issued in November, total debt at December 31, 2003 amounted to about $7.1 billion, within the company's total debt target for 2003 of $7.3 billion.

Some $7.1 billion of the $7.9 billion in total debt is in the form of bonds, of which $677 million is due for repayment in the first quarter of 2004. For the full year 2004, bonds of $1.3 billion are due for repayment.

Stockholders' equity at December 31, 2003 amounted to $3,026 million compared to $1,019 million at the end of September 2003.

Cash flow
The two core divisions contributed a combined cash flow from operations in the quarter of $969 million, up 34 percent from $722 million in the same quarter of 2002. Net cash from operations for the group more than doubled to $671 million in the fourth quarter compared to $254 million for the same period a year earlier.

Non-core activities generated cash flow from operations of $55 million in the quarter, largely due to higher dividends received from Equity Ventures and increased collections from customers in the Building Systems business.

Cash outflow from Corporate amounted to $369 million in the fourth quarter and included cash payments to the Settlement Trust for ABB's U.S. subsidiary Combustion Engineering (CE) of $56 million ($369 million for the full year). Total asbestos cash outflows including fees and insurance collections amounted to $55 million in the quarter and $388 million for the year. The Oil, Gas and Petrochemicals business generated a small positive cash flow of $16 million.

Divestments
ABB continued its program of divesting non-core businesses and other assets and using the proceeds to pay down debt. In the fourth quarter, the company announced the sale of its reinsurance business for cash proceeds of about $425 million to be received when the deal is closed, which is expected to be in the second quarter of 2004. As a result, a loss of $162 million was reported in the fourth quarter, including a loss of $153 million on the announced sale (including an interest allocation of $15 million), a positive EBIT of $18 million, and a tax charge of $27 million.

The company continued to divest its Building Systems business and finalized the sale of units in Belgium, the Netherlands, Austria and the U.K., among other countries, recording a loss on the divestments of $27 million (recorded in Non-core activities). ABB also sold its wind energy venture, part of its New Ventures business in Non-core activities.

The sale of the ABB Export Bank for about $50 million, announced in October, was finalized in the fourth quarter.

A preliminary agreement to sell ABB's upstream oil and gas business was announced in October 2003. In January 2004, the final sales agreement was signed with an initial purchase price of $925 million and a potential deferred consideration of an additional amount of up to $50 million. The transaction is expected to be closed by mid-2004, subject to the customary regulatory approvals and closing conditions, as well as the satisfactory completion and disposition of compliance matters under review.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

For the full year 2003, disposals of businesses and leasing and other financial portfolios have generated total cash proceeds of about $1.1 billion. Including the announced sale of the upstream oil and gas business and the reinsurance business, ABB is on track to achieve more than $2 billion in divestment proceeds.

Asbestos
On July 31, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by ABB's U.S. subsidiary, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's approval, an appeals period began before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court on October 7. A hearing date was set for February 4, 2004 but was postponed. The company is currently waiting for a new date and remains confident that the plan will be approved.

Group outlook
Based on current estimates, the company expects demand in most markets to continue to grow in 2004 compared to the year before, especially in the second half of the year. Economic growth in Asia is expected to remain robust, and a recovery is forecast to begin in Europe and the U.S. later in the year.

Management believes that this market development, combined with continued planned cost reductions and divestments, will lead to a further improvement in profitability in 2004 compared to 2003.

In addition, the company confirms its revenue, EBIT and gearing (defined as total debt divided by total debt plus equity) targets for 2005. From 2002 to 2005, ABB is targeting compound average annual revenue growth of 4 percent in local currencies, including 5.3 percent growth in the Power Technologies division and 3.3 percent growth in the Automation Technologies division.

For 2005, the group's target EBIT margin remains 8 percent in U.S. dollars and the company intends to reduce total debt to about $4 billion and gearing to approximately 50 percent.

Revenue and margin targets exclude major acquisitions, divestments and business closures.

Dividend recommendation
Taking into consideration the net loss reported for the year, the board of directors proposes that no dividend be paid for 2003.

Reclassifications
The company adjusted its 2003 and 2002 income statements and balance sheets to reflect the reclassification of various businesses, including its reinsurance business whose sale was announced in December 2003, to Discontinued operations. The reclassification of the reinsurance business reduces the company's 2003 revenues by $782 million and EBIT by $103 million. Also, reinsurance assets (including cash and marketable securities) and liabilities with a value of approximately $3.3 billion and $2.8 billion, respectively, have been moved into assets and liabilities held for sale in the balance sheet. Income statements and balance sheets reflecting these and other reclassifications are provided for the first three quarters of 2003 in the appendix attached to this release.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

In addition, substation automation activities in the Automation Technologies division have been transferred to the Power Technologies division, effective January 1, 2004. The impact on full-year revenues for the Automation Technologies division will be a reduction of about $200 million. Due to the elimination of internal transactions, the corresponding revenue impact for the Power Technologies division is expected to be about $80 million. This change will be reflected in the divisional reporting as of the first quarter of 2004.


Divisional performance Q4 2003

Power Technologies

----------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                      Q4 2003             Q4 2002(1)          Change
----------------------------------------------------------------------------------------------------------
Orders                                                        1,960                1,569               25%
----------------------------------------------------------------------------------------------------------
Revenues                                                      2,184                2,010                9%
----------------------------------------------------------------------------------------------------------
EBIT                                                            170                   93               83%
----------------------------------------------------------------------------------------------------------
EBIT margin                                                    7.8%                 4.6%
----------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                          -15                  -18
----------------------------------------------------------------------------------------------------------
(1)  Adjusted to reflect the move of activities to Discontinued operations in 2003

Orders received in the fourth quarter rose 25 percent (12 percent in local currencies) to $1,960 million compared to the year-earlier quarter. The improvement was fueled mainly by growth in China and demand for large projects in the Middle East. Order growth was strong in Russia and modest in the rest of Europe. Demand in North America remained weak while political and financial uncertainties continued to depress markets in Latin America. Last summer's power outages in the U.S. and Europe have raised awareness of the need to upgrade transmission systems in many countries, and investments are expected once the necessary regulatory and political decisions have been taken.

Orders grew in U.S. dollar terms across all business areas. Orders were more than 60 percent higher in Power Systems versus the fourth quarter in 2002. Orders were more than 30 percent higher in High-Voltage Technology, particularly on higher demand in Europe.

Significant orders in the quarter in Power Systems business area included a $26-million order to improve the power supply in Sri Lanka, a $30-million order for power equipment in Algeria and a $24-million transmission line order in Venezuela.

Revenues in the fourth quarter of 2003 were up 9 percent at $2,184 million (3 percent lower in local currencies) than in the same quarter in 2002. Expressed in local currencies, revenues were higher in the product business areas High-Voltage Technology and Medium-Voltage Technology (reflecting higher orders in earlier quarters); lower in Power Transformers (due to the weak U.S. market) and Power Systems (following low orders in the second half of 2002); and flat in Utility Automation and Distribution Transformers. Adjusted for a change in scope of business, mainly two divestments in the U.S. and Poland, revenues in local currencies were flat in the quarter.

Fourth-quarter EBIT increased by 83 percent to $170 million. The increase was mainly driven by continued operational improvements, especially from product and site rationalization programs and savings from the Step change program. The EBIT margin before restructuring increased to 8.5 percent in the fourth quarter from
5.5 percent in the fourth quarter of 2002.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

The higher earnings and net working capital improvements lifted cash flow from operations by 23 percent to $433 million compared to the same quarter in 2002.

Effective January 1 2004, the division merged its Power Transformers and Distribution Transformers business areas to accelerate gains in efficiency and productivity. The new business area, called Transformers, is the world's largest transformer manufacturer, with 56 factories in 26 countries. The new business area structure will be reported in the divisional results starting with the first quarter of 2004.

Automation Technologies

----------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                      Q4 2003             Q4 2002(1)          Change
----------------------------------------------------------------------------------------------------------
Orders                                                        2,637                2,169               22%
----------------------------------------------------------------------------------------------------------
Revenues                                                      2,774                2,379               17%
----------------------------------------------------------------------------------------------------------
EBIT                                                            225                  107              110%
----------------------------------------------------------------------------------------------------------
EBIT margin                                                    8.1%                 4.5%
----------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                          -58                  -85
----------------------------------------------------------------------------------------------------------

(1)  Adjusted to reflect the move of activities to Discontinued operations in 2003

Orders received in the Automation Technologies division rose 22 percent in the quarter (8 percent in local currencies) to $2,637 million, driven primarily by growth in the Petroleum and Chemical business area which won a $173-million order for turnkey gas compressors for a pipeline project in Poland. Growth in product and service businesses also contributed to the improvement.

Orders grew strongly in China and India, both at more than 40 percent, led by increased sales of low-voltage products in China and higher orders in the mining and metals sector in both countries, including an $18-million power electronics order for an aluminum smelter in India. Orders were stable in Europe. U.S. orders were slightly down, but the U.S. industrial sector started to show an increase in capital expenditures.

Revenues rose 17 percent (3 percent in local currencies) to $2,774 million compared to the fourth quarter of 2002. The improvement was driven by the product and service businesses (mainly Low-Voltage Products and Instrumentation, and Drives, Motors and Power Electronics Systems) in both U.S. dollars and local currencies. Sales growth in the product businesses came primarily from China and India.

Earnings before interest and taxes (EBIT) more than doubled to $225 million, reflecting continuing improvements in operational excellence (such as continuing to lower the cost base, growth in the higher-margin product and service business as well as better project execution). EBIT and EBIT margin improved in all business areas. The division's EBIT margin before restructuring costs of $58 million increased to 10.2 percent in the fourth quarter of 2003 from 8.1 percent in the same quarter of 2002.

Cash flow from operations for the division rose by 45 percent to $536 million compared to the fourth quarter in 2002, reflecting both improved earnings and net working capital management.

Effective January 1 2004, the division merged its six business areas into three as part of its drive to further simplify and focus the business and to improve efficiency. The new business areas are:

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

     o Process Automation, comprising the former business areas Control Platform and Enterprise Products, Petroleum, Chemical and Consumer Industries, and Paper, Minerals, Marine and Turbocharging;
     o Automation Products, comprising the former business areas Low-Voltage Products and Instrumentation and Drives, Motors and Power Electronics;
     o Manufacturing Automation, previously called Robotics, Automotive and Manufacturing Industries.

The new business area structure will be reported in the divisional results starting with the first quarter of 2004.

Non-core activities

-------------------------------------------------------------------------------------------------------------
$ in millions                                            Revenues                            EBIT
-------------------------------------------------------------------------------------------------------------
                                                 Q4 2003           Q4 2002(1)      Q4 2003          Q4 2002(1)
-------------------------------------------------------------------------------------------------------------
Equity Ventures                                        8                  4              8                 5
-------------------------------------------------------------------------------------------------------------
Remaining Structured Finance                           9                 16             -6                 9
-------------------------------------------------------------------------------------------------------------
Building Systems                                     269                690            -43               -35
-------------------------------------------------------------------------------------------------------------
New Ventures                                          13                  8              5                 4
-------------------------------------------------------------------------------------------------------------
Other non-core activities(2)                         111                237            -26               -61
-------------------------------------------------------------------------------------------------------------
Total                                                410                955            -62               -78
-------------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                                                 -44               -17
-------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the move of activities to Discontinued operations in 2003
(2) Comprises mainly the former Group Processes division

Revenues from Non-core activities were down 57 percent from the 2002 period. The decrease was mainly the result of ongoing divestments in the Building Systems businesses during the year. Non-core activities reported an EBIT loss of $62 million in the fourth quarter compared to a loss of $78 million in the same period of 2002.

Building Systems reported an EBIT loss in the quarter of $43 million compared to a loss of $35 million in the fourth quarter of 2002, mainly the result of additional restructuring charges in Germany, together with a loss from the disposal of the business in the U.K. ($22 million). ABB intends to sell its remaining Building Systems businesses in Germany and Switzerland in 2004.


Corporate

-------------------------------------------------------------------------------------------------------------
EBIT ($ in millions)                                                   Q4 2003                      Q4 2002(1)
-------------------------------------------------------------------------------------------------------------
Headquarters/stewardship                                                   -91                           -32
-------------------------------------------------------------------------------------------------------------
Research and development                                                   -21                           -24
-------------------------------------------------------------------------------------------------------------
Other(2)                                                                   -34                           -65
-------------------------------------------------------------------------------------------------------------
Total                                                                     -146                          -121
-------------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                                     -25                             6
-------------------------------------------------------------------------------------------------------------

(1)  Adjusted to reflect the move of activities to Discontinued operations in 2003
(2)  Includes consolidation effects, real estate and Treasury Services


Headquarters and stewardship costs were higher in the fourth quarter of 2003 compared to the same period in 2002, reflecting changes in a number of one-time costs. Other costs were lower, reflecting the cessation of proprietary trading and associated costs in Treasury Services. The improvement also reflects lower elimination of profits on internal transactions.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Other income and expenses, net (included in EBIT)

-------------------------------------------------------------------------------------------------------
$ in millions                                                          Q4 2003                Q4 2002(1)
-------------------------------------------------------------------------------------------------------
Restructuring charges                                                     -142                    -114
-------------------------------------------------------------------------------------------------------
Capital gains                                                                6                      31
-------------------------------------------------------------------------------------------------------
Write-downs of assets                                                      -17                     -27
-------------------------------------------------------------------------------------------------------
Income from equity-accounted companies, licenses and other                  25                      52
-------------------------------------------------------------------------------------------------------
Total                                                                     -128                     -58
-------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the move of activities to Discontinued operations in 2003

Restructuring charges were higher than the year-earlier period as a result of streamlining the Building Systems business in Germany and from lease cancellation costs associated with the closing and divestment of businesses in the U.K. and Germany. Asset write-downs decreased due to the non-recurrence of software write-downs in the former Group Processes division in 2002. Income from equity-accounted companies fell in the fourth quarter as a result of the divestment of ABB's stake in the Swedish Export Credit Corporation in the second quarter of 2003.

Discontinued operations (not included in EBIT)

-------------------------------------------------------------------------------------------------------
$ in millions                                                          Q4 2003               Q4 2002(1)
-------------------------------------------------------------------------------------------------------
Reinsurance business                                                      -162                     45
-------------------------------------------------------------------------------------------------------
Asbestos                                                                     8                   -420
-------------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals business                                      -245                   -147
-------------------------------------------------------------------------------------------------------
Other                                                                      -42                   -207
-------------------------------------------------------------------------------------------------------
Net loss                                                                  -441                   -729
-------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the move of activities to Discontinued operations in 2003

The reinsurance business, whose results were reclassified into Discontinued operations following the announcement in December 2003 of its sale, reported 4-percent lower revenues in the fourth quarter to $241 million as a result of lower premium income. A net loss after tax of $162 million was recorded in the quarter on the discontinuation of the business, including the $153-million loss on the announced divestment.

Administrative costs associated with the settlement of the asbestos issue were more than offset by a $14-million gain from the mark-to-market treatment of 30 million ABB shares reserved to cover part of the company's asbestos liabilities. The figure in the fourth quarter of 2002 reflects the large asbestos provision taken during the period.

The line Other improved in the fourth quarter compared to the same period in 2002, when the company recorded a $64-million loss on the disposal of the metering business and a $84-million loss related to the sale of the former Structured Finance business, both including results from operations. In the fourth quarter of 2003, Other consists mainly of losses on the divestment of businesses and includes a $22-million loss on the discontinuation of the wind energy venture and a $22-million loss on the anticipated sale of a cable business in Germany.


                                      Oil, Gas and Petrochemicals
--------------------------------------------- ----------------- --------------------- ----------------
$ in millions                                          Q4 2003               Q4 2002           Change
--------------------------------------------- ----------------- --------------------- ----------------
Orders                                                     647                 1,153             -44%
--------------------------------------------- ----------------- --------------------- ----------------
Revenues                                                   752                   982             -23%
--------------------------------------------- ----------------- --------------------- ----------------
Net loss                                                  -245                  -147
--------------------------------------------- ----------------- --------------------- ----------------

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Orders were 44 percent lower in the Oil, Gas and Petrochemicals business (48 percent in local currencies) in the fourth quarter of 2003 compared to the same period in 2002. The decrease was primarily due to a strategic shift from fixed price engineering, procurement and construction contracts towards lower-risk reimbursable contracts that de-emphasize construction. The result is a more selective bidding process aimed at reducing project scope and risks. Therefore, fewer large orders were taken in the quarter. The upstream business booked more than $140 million in orders with Norway-based Statoil, including a $54-million modification and maintenance order for a North Sea oil platform and two frame agreements totaling more than $60 million. Revenues were 23 percent lower (down 26 percent in local currencies), reflecting a lower order backlog in the downstream business. Revenues in the upstream business were flat compared to the year-earlier quarter.

The net loss from the oil and gas business in the quarter amounted to $245 million, primarily from some $100 million of project losses and asset write-downs, most of which were related to three downstream projects in the Netherlands, Italy and Brazil dating from the 1990s and 2000, and an additional tax charge of more than $120 million related to the reassessment of deferred taxes.

To support the strategic shift to narrower-scope, lower-risk projects in the downstream oil and gas business and to prepare these businesses for disposal, the company initiated a more streamlined management structure in October 2003 and gave the group chief financial officer direct management responsibility for the businesses until they are divested.

Summary of full-year 2003 results

Orders received for the core divisions in 2003 grew more than 10 percent in U.S. dollar terms. In local currencies, the Power Technologies division increased orders 4 percent and the Automation Technologies division by 2 percent. The improvement was led by double-digit order growth in Asia and higher orders in the Middle East and Africa. Orders were lower in Europe and the Americas.

Group orders amounted to $18,703 million, up 8 percent compared to 2002 ($17,352 million) and down 5 percent in local currencies. Excluding the effect of the divestment of most of the Building Systems business, group orders received were flat for the year.

Large orders (larger than $15 million) accounted for 9 percent of total core division orders for the full year, up from 6 percent in 2002, mainly on increases in Europe, Asia and the Middle East and Africa. Large orders were down in the Americas. Core division base orders (less than $15 million) for the year grew 12 percent in U.S. dollar terms and were flat in local currencies. Higher base order intake from Asia and in the service business was offset by lower base orders in Europe during the weak first half of the year. The disposal during the year of most of the Building Systems business - part of Non-core activities - reduced the volume of large orders for the group as a whole.

Revenues saw a double-digit increase in the core divisions for 2003 in U.S. dollar terms, with Power Technologies up 10 percent and Automation Technologies 17 percent higher. In local currencies, Power Technologies revenues were flat while Automation Technologies revenues grew 3 percent. Double-digit growth in revenues was recorded in Asia, the Middle East and Africa in local currencies. Revenues in local currencies were flat in Europe and lower in the Americas.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

Group revenues were 8 percent higher at $18,795 million (down 6 percent in local currencies). In Non-core activities, revenues were 26 percent lower, again reflecting the disposal of Building Systems businesses in several countries, as well as more selective bidding in Building Systems business.

EBIT for 2003 in the core divisions amounted to $1,336 million, an increase of 41 percent compared to $950 million in 2002. Group EBIT was $656 million, up 90 percent from $346 million in 2002.

Included in group EBIT for the full year is other net expense of $189 million. This consists of restructuring costs of $325 million compared to $259 million in 2002. Other net expense also includes gains of $69 million on the disposal of businesses, compared to capital gains in the year-earlier period of $113 million. Asset write-downs for the full year amounted to $34 million compared to $94 million in 2002, while income from equity-accounted companies, licenses and other items totaled $101 million in 2003 versus $182 million the year before.

The group EBIT margin for the full year was 3.5 percent compared to 2.0 percent for the full year 2002. Adjusted for major divestments, the group margin was 3.7 percent.

Finance net<f2> for the full year was negative $410 million compared to negative $126 million for the full year 2002. Interest and dividend income fell during the year on lower market interest rates and as divestments reduced dividends. Interest expense increased as a result of higher funding costs associated with the December 2002 credit facility and the repayment of all remaining commercial paper in 2003 (with its low funding costs). The company recorded an expense of $84 million on the line Interest and other finance expense to account for the mark-to-market effect of the equity conversion option contained in the 2002 convertible bond, compared to a gain of $215 million in the same period in the previous year.

The net loss in Discontinued operations amounted to $853 million in 2003, compared to a loss of $858 million in 2002. The loss comprises mainly:

o $496 million in project losses and asset write-downs in the Oil, Gas and Petrochemicals business;
o    $145 million to cover the company's asbestos liabilities;
o $97 million in after-tax losses on the announced sale of the reinsurance businesses (net of operating results). This reflects a transaction loss of $153 million (including an interest allocation of $15 million) and tax charges of $47 million, partially offset by operational profits of $103 million.

ABB's net loss for the full year amounted to $767 million, compared to a net loss of $783 million in 2002.

Cash flow
Net cash used in operations for the group was $161 million for 2003, compared to cash provided by operations of $19 million in 2002. The two core divisions contributed a combined cash flow from operations in the year of $1,464 million, up 70 percent from $859 million in 2002. This was more than offset by cash outflows of $860 million in Corporate activities that were driven by asbestos cash outflows of $388 million and higher interest payments; $239 million from Non-
-----------------------------
<f2> Finance net is the difference between interest and dividend income and interest and other finance expenses.

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

core activities, mainly from the Building Systems business; and $526 million from the former Oil, Gas and Petrochemicals division, reflecting lower net income and higher working capital.


Further information
The 2003 Q4 and full-year results press release and presentation slides are available from February 19, 2003 on the ABB Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and live Webcast and telephone conference today starting at 0930 Central European Time (CET). Journalists can register for the event and find dial-in information by visiting ABB's Web site at www.abb.com.

A conference call and live Webcast for analysts and investors is scheduled to begin at 1230 CET. Callers should dial +41 91 610 56 00 (Europe), or +1 412 858 4600 (from the U.S. and Canada). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S. and Canada). The entry code is 097 followed by the # key.

The Webcast will be available through our Web site at www.abb.com/investorrelations and will be archived approximately two hours after the close of the Webcast for a period of three months.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 115,000 people.

Zurich, February 19, 2004
Juergen Dormann, chairman and CEO

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB's ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB's ability to further reduce its indebtedness as planned, the resolution of asbestos claims on terms and conditions satisfactory to ABB, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission, including its AnnualReports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:                        Investor Relations:                         ABB Ltd
ABB Corporate Communications,           Switzerland:  Tel. +41 43 317 3804          Affolternstrasse 54
Zurich                                  Sweden:  Tel. +46 21 325 719                CH-8050 Zurich, Switzerland
Thomas Schmidt, Wolfram Eberhardt       USA:  Tel. +1 203 750 7743
Tel: +41 43 317 6568                    investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

                                                   Appendix

ABB key figures Q4 and full year 2003
-----------------------------------------------------------------------------------------------------------
$ in millions                                                                             % change
                                                            Q4 2003       Q4 2002<f1>----------------------
                                                                                      Nominal      Local
---------------------------------------------------------------------------------------------------------
Orders             Group                                      4,674          4,288          9%         -5%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        1,960          1,569         25%         12%
                  ----------------------------------------------------------------------------------------
                    Automation Technologies                   2,637          2,169         22%          8%
                  ----------------------------------------------------------------------------------------
                    Non-core activities                         292            913
                  ----------------------------------------------------------------------------------------
                    Corporate                                  -215           -363
-----------------------------------------------------------------------------------------------------------
Revenues           Group                                      5,081          5,008          1%        -11%
                  ----------------------------------------------------------------------------------------
                    Power Technologies                        2,184          2,010          9%         -3%
                  ----------------------------------------------------------------------------------------
                    Automation Technologies                   2,774          2,379         17%          3%
                  ----------------------------------------------------------------------------------------
                    Non-core activities                         410            955
                  ----------------------------------------------------------------------------------------
                    Corporate                                  -287           -336
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         187              1          na          na
                  ----------------------------------------------------------------------------------------
                    Power Technologies                          170             93         83%
                  ----------------------------------------------------------------------------------------
                    Automation Technologies                     225            107        110%
                  -----------------------------------------------------------------------------
                    Non-core activities                         -62            -78
                  -----------------------------------------------------------------------------
                    Corporate                                  -146           -121
-----------------------------------------------------------------------------------------------
EBIT              Group                                        3.7%             0%
margin            -----------------------------------------------------------------------------
                    Power Technologies                         7.8%           4.6%
                  -----------------------------------------------------------------------------
                    Automation Technologies                    8.1%           4.5%
                  -----------------------------------------------------------------------------
                    Non-core activities                          --             --
                  -----------------------------------------------------------------------------
                    Corporate                                    --             --
-----------------------------------------------------------------------------------------------
Net loss                                                       -387           -828
-----------------------------------------------------------------------------------------------------------
                                                                                           % change
                                                            Full year       Full year ---------------------
                                                               2003          2002<f1>   Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                      18,703         17,352          8%         -5%
                  ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        7,708          6,753         14%          4%
                  ----------------------------------------------------------------------------------------
                    Automation Technologies                   9,961          8,680         15%          2%
                  ----------------------------------------------------------------------------------------
                    Non-core activities                       2,313          3,477
                  ----------------------------------------------------------------------------------------
                    Corporate                                -1,279         -1,558
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                      18,795         17,466          8%         -6%
                  ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        7,680          6,963         10%          0%
                  ----------------------------------------------------------------------------------------
                    Automation Technologies                   9,897          8,464         17%          3%
                  ----------------------------------------------------------------------------------------
                    Non-core activities                       2,537          3,447
                  ----------------------------------------------------------------------------------------
                    Corporate                                -1,319         -1,408
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         656            346         90%
                  -----------------------------------------------------------------------------
                    Power Technologies                          563            433         30%
                  -----------------------------------------------------------------------------
                    Automation Technologies                     773            517         50%
                  -----------------------------------------------------------------------------
                    Non-core activities                        -181           -181
                  -----------------------------------------------------------------------------
                    Corporate                                  -499           -423
-----------------------------------------------------------------------------------------------
EBIT              Group                                        3.5%           2.0%
margin            -----------------------------------------------------------------------------
                    Power Technologies                         7.3%           6.2%
                  -----------------------------------------------------------------------------
                    Automation Technologies                    7.8%           6.1%
                  -----------------------------------------------------------------------------
                    Non-core activities                          --             --
                  -----------------------------------------------------------------------------
                    Corporate                                    --             --
-----------------------------------------------------------------------------------------------
Net loss                                                       -767           -783
-----------------------------------------------------------------------------------------------
*    Earnings before interest and taxes. See Summary Financial Information for more information
     (1) Adjusted to reflect the move of activities to Discontinued operations in 2003

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003


                                                  Appendix
                                                  (cont'd)
Non-core activities full-year revenues and EBIT 2002-2003
----------------------------------------- ---------------------------------- --------------------------------
US$ in millions                                       Revenues                            EBIT
----------------------------------------- --------------- ------------------ -------------- -----------------
                                                    2003              2002(1)         2003            2002(1)
----------------------------------------- --------------- ------------------ -------------- -----------------
Equity Ventures                                       26                 19             76                43
----------------------------------------- --------------- ------------------ -------------- -----------------
Remaining Structured Finance                          48                 66            -65                96
----------------------------------------- --------------- ------------------ -------------- -----------------
Building Systems                                   1,829              2,375           -104              -113
----------------------------------------- --------------- ------------------ -------------- -----------------
New Ventures                                          53                 50            -21               -37
----------------------------------------- --------------- ------------------ -------------- -----------------
Other Non-core activities(2)                         581                937            -67              -170
----------------------------------------- --------------- ------------------ -------------- -----------------
Total                                              2,537              3,447           -181              -181
----------------------------------------- --------------- ------------------ -------------- -----------------

(1)  Adjusted to reflect the move of activities to Discontinued operations in 2003
(2)  Comprises mainly the former Group Processes division, whose remaining activities will be allocated to the core divisions in 2004 and no longer reported under Non-core activities

Reclassifications

The company has adjusted its 2003 income statement and balance sheet to reflect the reclassification of various businesses, including its reinsurance business whose sale was announced in December 2003, to discontinued operations. The income statements and balance sheets below reflect these reclassifications for the first three quarters of 2003.



ABB income statement Q1-Q3 2003
$ in millions                                                     Q3 2003        Q2 2003        Q1 2003
------------------------------------------------------------------------------------------------------------
Revenues                                                                4,554          4,843          4,317
------------------------------------------------------------------------------------------------------------
Cost of sales                                                          (3,434)        (3,557)        (3,235)
------------------------------------------------------------------------------------------------------------
Gross profit                                                            1,120          1,286          1,082
------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                             (934)        (1,041)          (952)
------------------------------------------------------------------------------------------------------------
Amortization expense                                                      (11)           (10)           (10)
------------------------------------------------------------------------------------------------------------
Other income (expense), net                                                59            (95)           (25)
------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes                                        234            140             95
------------------------------------------------------------------------------------------------------------
Interest and dividend income                                               38             29             40
------------------------------------------------------------------------------------------------------------
Interest and other finance expense                                       (160)          (115)          (165)
------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before taxes and                 112             54            (30)
minority interest
------------------------------------------------------------------------------------------------------------
Provision for taxes                                                       (40)           (19)            11
------------------------------------------------------------------------------------------------------------
Minority interest                                                         (26)           (19)           (11)
------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                   46             16            (30)
------------------------------------------------------------------------------------------------------------
Loss from discontinued operations, net of tax                            (326)           (71)           (15)
------------------------------------------------------------------------------------------------------------
Net loss                                                                 (280)           (55)           (45)
------------------------------------------------------------------------------------------------------------

Press Release                                              ABB [Graphic omitted]

ABB Group Q4 and full-year results 2003

                                                 Appendix
                                                 (cont'd)



ABB balance sheet March to September 2003
$ in millions                                                  Sept. 30 2003  June 30 2003   Mar. 31 2003
-----------------------------------------------------------------------------------------------------------
Cash and equivalents                                                    2,057          1,894         1,634
-----------------------------------------------------------------------------------------------------------
Marketable securities                                                     516            484           524
-----------------------------------------------------------------------------------------------------------
Receivables, net                                                        5,309          5,384         5,155
-----------------------------------------------------------------------------------------------------------
Inventories, net                                                        2,606          2,577         2,459
-----------------------------------------------------------------------------------------------------------
Prepaid expenses and other                                              1,928          2,020         1,933
-----------------------------------------------------------------------------------------------------------
Assets held for sale and in discontinued operations                     7,182          7,760         7,549
-----------------------------------------------------------------------------------------------------------
Total current assets                                                   19,598         20,119        19,254
-----------------------------------------------------------------------------------------------------------
Financing receivables, non-current                                      1,515          1,426         1,488
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                      2,776          2,736         2,703
-----------------------------------------------------------------------------------------------------------
Goodwill                                                                2,285          2,275         2,243
-----------------------------------------------------------------------------------------------------------
Other intangible assets, net                                              576            568           577
-----------------------------------------------------------------------------------------------------------
Prepaid pension and other related benefits                                522            533           531
-----------------------------------------------------------------------------------------------------------
Investments and other                                                   1,277          1,131         1,476
-----------------------------------------------------------------------------------------------------------
Total non-current assets                                                8,951          8,669         9,018
-----------------------------------------------------------------------------------------------------------
Total assets                                                           28,549         28,788        28,272
-----------------------------------------------------------------------------------------------------------

Accounts payable, trade                                                 2,846          2,890         2,714
-----------------------------------------------------------------------------------------------------------
Accounts payable, other                                                 1,159          1,258         1,103
-----------------------------------------------------------------------------------------------------------
Short-term borrowings and current maturities of long-term               3,083          3,590         3,279
borrowings
-----------------------------------------------------------------------------------------------------------
Accrued liabilities and other                                           5,249          4,898         5,022
-----------------------------------------------------------------------------------------------------------
Liabilities held for sale and in discontinued operations                5,435          5,979         5,859
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                              17,772         18,615        17,977
-----------------------------------------------------------------------------------------------------------
Long-term borrowings                                                    5,244          4,576         4,851
-----------------------------------------------------------------------------------------------------------
Pension and other related benefits                                      1,741          1,674         1,665
-----------------------------------------------------------------------------------------------------------
Deferred taxes                                                            789            792           902
-----------------------------------------------------------------------------------------------------------
Other liabilities                                                       1,735          1,640         1,561
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                      27,281         27,297        26,956
-----------------------------------------------------------------------------------------------------------
Minority interest                                                         249            214           238
-----------------------------------------------------------------------------------------------------------
Total stockholders' equity                                              1,019          1,277         1,078
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                             28,549         28,788        28,272
-----------------------------------------------------------------------------------------------------------

                                                                                        ABB [Graphic omitted]
Financial Information Twelve Months, 2003

                                           Summary Financial Information
                                              Year Ended December 2003

                                                        ABB Ltd
                                       Summary Consolidated Income Statements

--------------------------------------------------------------------------------------------------------------
                                                              January - December          October - December
                                                               2003          2002         2003          2002
--------------------------------------------------------------------------------------------------------------
                                                             (audited)    (audited)    (unaudited)  (unaudited)
                                                                (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------
Revenues                                                   $   18,795   $   17,466    $    5,081   $    5,008
Cost of sales                                                 (14,080)     (13,067)       (3,854)      (3,924)
--------------------------------------------------------------------------------------------------------------
Gross profit                                                    4,715        4,399         1,227        1,084
Selling, general and administrative expenses                   (3,830)      (3,954)         (903)      (1,014)
Amortization expense                                              (40)         (41)           (9)         (11)
Other income (expense), net                                      (189)         (58)         (128)         (58)
--------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes                                656          346           187            1
Interest and dividend income                                      144          189            37           44
Interest and other finance expense                               (554)        (315)         (114)        (164)
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
taxes and minority interest                                        246         220           110         (119)
Provision for taxes                                               (78)         (74)          (30)          40
Minority interest                                                 (82)         (71)          (26)         (20)
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                           86           75            54          (99)
Loss from discontinued operations, net of tax                    (853)        (858)         (441)        (729)
--------------------------------------------------------------------------------------------------------------
Net loss                                                   $     (767)  $     (783)   $     (387)  $     (828)
==============================================================================================================



Basic earnings (loss) per share:
Income (loss) from continuing operations                   $     0.07   $     0.07    $     0.04   $    (0.09)
Net loss                                                   $    (0.63)  $    (0.70)   $    (0.28)  $    (0.74)

Diluted earnings (loss) per share:
Income (loss) from continuing operations                   $     0.07   $    (0.10)   $     0.04   $    (0.09)
Net loss                                                   $    (0.63)  $    (0.83)   $    (0.28)  $    (0.74)
--------------------------------------------------------------------------------------------------------------

                                                                                               ABB [Graphic omitted]
Financial Information Twelve Months, 2003

                                                    ABB Ltd
                                        Summary Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------------
                                                                              At              At               At
                                                                         December 31     September 30     December 31
                                                                             2003            2003            2002
                                                                   -------------------------------------------------
                                                                          (audited)      (unaudited)       (audited)
                                                                                (in millions, except share data)
--------------------------------------------------------------------------------------------------------------------
Cash and equivalents                                                  $      4,669    $       2,057    $      2,336
Marketable securities                                                          473              516             589
Receivables, net                                                             5,337            5,309           5,134
Inventories, net                                                             2,605            2,606           2,261
Prepaid expenses and other                                                   2,002            1,928           2,628
Assets held for sale and in discontinued operations                          6,427            7,182           7,499
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                        21,513           19,598          20,447
Financing receivables, non-current                                           1,330            1,515           1,605
Property, plant and equipment, net                                           2,840            2,776           2,701
Goodwill                                                                     2,331            2,285           2,221
Other intangible assets, net                                                   549              576             587
Prepaid pension and other related benefits                                     524              522             537
Investments and other                                                        1,326            1,277           1,435
--------------------------------------------------------------------------------------------------------------------
Total assets                                                          $     30,413    $      28,549    $     29,533
====================================================================================================================
Accounts payable, trade                                               $      2,981    $       2,846    $      2,729
Accounts payable, other                                                      1,394            1,159           1,390
Short-term borrowings and current maturities of long-term borrowings         1,597            3,083           2,570
Accrued liabilities and other                                                5,140            5,249           6,135
Liabilities held for sale and in discontinued operations                     5,100            5,435           5,966
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                   16,212           17,772          18,790
Long-term borrowings                                                         6,290            5,244           5,358
Pension and other related benefits                                           1,794            1,741           1,619
Deferred taxes                                                                 969              789             911
Other liabilities                                                            1,837            1,735           1,584
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                           27,102           27,281          28,262
Minority interest                                                              285              249             258
Stockholders' equity:
Capital stock and additional paid-in capital                                 3,067              571           2,027
Retained earnings                                                            1,847            2,235           2,614
Accumulated other comprehensive loss                                        (1,750)          (1,649)         (1,878)
Less: Treasury stock, at cost (11,611,529 shares at December 31, 2003)        (138)            (138)         (1,750)
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                   3,026            1,019           1,013
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                            $     30,413    $      28,549    $     29,533
====================================================================================================================

                                                                                                ABB [Graphic omitted]
Financial Information Twelve Months, 2003



                                                 ABB Ltd
                               Summary Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------
                                                                          January - December       October - December
                                                                            2003        2002       2003         2002
---------------------------------------------------------------------------------------------------------------------
                                                                        (audited)   (audited)  (unaudited)  (unaudited)
                                                                                        (in millions)
---------------------------------------------------------------------------------------------------------------------
Operating activities
Net loss                                                             $     (767) $     (783)  $     (387) $     (828)
Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
   Depreciation and amortization                                            585         611          150         169
   Provisions*                                                             (726)       (131)          (4)        291
   Pension and post-retirement benefits                                      21          37           (2)        (32)
   Deferred taxes                                                            50        (140)         179         (62)
   Net gain from sale of  property, plant and equipment                     (26)        (23)          (3)         (3)
   Loss on sale of  discontinued operations                                  38         194           38         194
   Other                                                                    411        (164)         145         (58)
   Changes in operating assets and liabilities:
      Marketable securities (trading)                                        13         498          (16)         --
      Trade receivables                                                      78         627          229         253
      Inventories                                                           241         367          350         492
      Trade payables                                                       (370)         79         (310)        132
      Other assets and liabilities, net                                     291      (1,153)         302        (294)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                        (161)         19          671         254
---------------------------------------------------------------------------------------------------------------------

Investing activities
Changes in financing receivables                                            390         264          209         152
Purchases of marketable securities (other than trading)                  (2,781)     (4,377)        (472)     (2,041)
Purchases of property, plant and equipment                                 (547)       (602)        (156)       (158)
Acquisitions of businesses (net of cash acquired)                           (55)       (144)          (6)        (45)
Proceeds from sales of marketable securities (other than trading)         3,049       4,525          567       1,889
Proceeds from sales of property, plant and equipment                        155         476           59          86
Proceeds from sales of businesses (net of cash disposed)                    543       2,509           78       2,252
---------------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                                   754       2,651          279       2,135
---------------------------------------------------------------------------------------------------------------------

Financing activities
Changes in borrowings                                                    (1,028)     (2,815)        (797)     (1,796)
Treasury and capital stock transactions                                   2,675          --        2,519          --
Other                                                                       (56)          3          (78)         70
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                       1,591      (2,812)       1,644      (1,726)
---------------------------------------------------------------------------------------------------------------------

Effects of exchange rate changes on cash and equivalents                    150         141           55          91
Adjustment for the net change in cash and equivalents in assets held
for sale in discontinued operations                                          (1)         26          (37)        144
---------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents - continuing operations                2,333          25        2,612         898
---------------------------------------------------------------------------------------------------------------------
Cash and equivalents beginning of period                                  2,336       2,311        2,057       1,438
---------------------------------------------------------------------------------------------------------------------
Cash and equivalents end of period                                   $    4,669  $    2,336   $    4,669  $    2,336
=====================================================================================================================
Interest paid                                                        $      438  $      482   $      114  $       37
Taxes paid                                                           $      238  $      298   $       81  $       96
---------------------------------------------------------------------------------------------------------------------

*Reclassified to reflect the change in all provisions (previously this line was comprised of restructuring provisions only)

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

           ABB Ltd notes to summary consolidated financial statements
                    (US$ in millions, except per share data)



Note 1   The Summary Consolidated Financial Statements


The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (USGAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosure under USGAAP.

The par value of capital stock is denominated in Swiss francs (CHF).

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on earnings before interest and taxes (operating income).




Note 2   Developments in the Year Ended December 31, 2003:

-Annual general meeting

     At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to the Company's articles of incorporation providing for authorized share capital and an increase in contingent share capital. The amendments included the creation of CHF 250 million in authorized share capital, replacing CHF 100 million that expired in June 2001. This entitled the Company's board of directors to issue up to 100 million new ABB shares, of which approximately 30 million were registered in December 2003 for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc.

     The amendments also included an increase of contingent capital from CHF 200 million to CHF 750 million, allowing the issuance of up to a further 300 million new ABB Ltd shares which may be used primarily for the exercise of conversion rights granted in connection with issuance of bonds and other financial market instruments and for the issuance of new shares to employees.

-Capital-strengthening activities

     In September 2003, the Company issued CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 (see Note 2 - Borrowings).

     In October 2003, the Company announced a three-component capital-strengthening program, comprising of a share capital increase, a credit facility agreement and a bond issuance.

     As part of this program, in November 2003, the Company signed a three-year $1 billion unsecured revolving credit facility agreement with a group of banks and issued a 650 million Euro (EUR) denominated bond (see Note 2 - Borrowings).

     In November 2003, at an extraordinary general meeting of shareholders, the shareholders resolved to increase the Company's share capital by approximately 840 million shares through a rights issue. In December 2003, the

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

     Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of CHF 4 per share. The capital increase resulted in net cash proceeds of approximately $2.5 billion (see
     Note 4 - Summary of Consolidated Stockholders' Equity).

-Sale of treasury shares

     In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $156 million.

-Significant divestitures

     In March 2003, the Company completed the sale of its aircraft leasing business for approximately $90 million. The Company provided subordinated lendings to the buyers, partially financing the sold business. Following the introduction of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, the Company determined that it is the primary beneficiary of the variable interest entity established by the buyer that purchased the aircraft leasing business and accordingly consolidated this entity. No gain or loss was registered on this transaction.

     In May 2003, the Company completed the sale of its interest in Sinopec Corp. (located in China), previously recorded in marketable securities, for approximately $82 million, resulting in a loss on sale of $40 million recorded in interest and other finance expense.

     In June 2003, the Company completed the sale of its interests in certain investees in Australia for approximately $90 million, resulting in a gain on sale of $28 million recorded in other income (expense), net.

     In June 2003, the Company completed the sale of its entire 35% interest in Swedish Export Credit Corporation to the Government of Sweden for 1,240 million Swedish krona (SEK), resulting in net proceeds of approximately $149 million and a loss on sale of $80 million recorded in other income (expense), net.

     In August 2003, the Company completed the sale of its Building Systems businesses in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland for approximately $213 million, resulting in a gain on sale of $124 million recorded in other income (expense), net.

     In 2003, the Company completed the sale of its Building Systems businesses in several other countries, principally Belgium, the Netherlands, Austria and the United Kingdom for aggregate proceeds of approximately $21 million, resulting in a loss on sale of $41 million recorded in other income (expense), net.

     In December 2003, the Company completed the sale of ABB Export Bank in Switzerland for approximately $50 million, resulting in a loss on sale of $12 million recorded in loss from discontinued operations, net of tax.

-Reclassifications and restatements

     Amounts in prior periods have been reclassified to conform to the Company's current presentation, primarily relating to the treatment of certain businesses as assets and liabilities held for sale and in discontinued operations.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

-Restructuring programs

     In October 2002, the Company announced the Step change program. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

     In 2003, related to the Step change program, the Company recognized restructuring charges of $181 million related to workforce reductions and $54 million related to lease terminations and other exit costs. Termination benefits of $145 million were paid to approximately 1,500 employees and $48 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate a $4 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $27 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $94 million for termination benefits and $37 million for lease terminations and other exit costs.

     As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $3 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

     Certain other restructuring programs were initiated during 2003 at specified locations not included in the Step change program. The goal of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses.

     In 2003, the Company recognized restructuring charges of $83 million related to workforce reductions and $25 million related to lease terminations and other exit costs. Termination benefits of $34 million were paid to approximately 1,300 employees and $10 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $6 million decrease the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $10 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $67 million for termination benefits and $35 million for lease terminations and other exit costs.

     As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $11 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

     The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continued to be paid out in 2003.

     In 2003, the Company paid termination benefits of $99 million to approximately 2,270 employees and $12 million to cover costs associated with lease terminations and other exit costs related to the 2001 program. Based on changes in management's original estimate a $22 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $23 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $9 million for termination benefits and $27 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be substantially paid out in 2004.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

-------------------------------------------------------------------------------------------------------------
                                                                 Step          2001
                                                                 change       program     Other     Total
Year ended December 31, 2003                                   --------------------------------------------
                                                                               (in millions)
-------------------------------------------------------------------------------------------------------------
Restructuring charge for workforce reduction                     $  181      $  --      $  83      $  264
Restructuring charge for lease terminations and other                54         --         25          79
Write down cost                                                       3         --         11          14
Change in estimate                                                   (4)       (22)        (6)        (32)
                                                                 --------------------------------------------
Total restructuring charges and related asset write-downs        $  234      $ (22)     $ 113      $  325
                                                                 ============================================
-------------------------------------------------------------------------------------------------------------

-Borrowings

     The Company's total reported borrowings outstanding at December 31, 2003, and 2002, amounted to $7,887 million and $7,928 million, respectively.

     In November 2003, as part of the capital-strengthening program, the Company entered into a new unsecured syndicated $1.0 billion 3-year revolving credit facility, which became available in December upon the fulfillment of certain conditions, including the repayment and cancellation of the existing $1.5 billion facility. No amount was drawn under this new facility at December 31, 2003.

     The new credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis beginning with the period ending December 31, 2003. As of December 31, 2003, the Company was in compliance with the financial covenants contained in the new credit facility.

     In September 2003, the Company issued CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010. The bonds pay interest annually in arrears at a fixed annual rate of 3.5% and were initially convertible into 83,682,008 fully paid ordinary shares of the Company at a conversion price and conversion ratio of CHF 11.95 and 418.41004 shares, respectively. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the decision at the extraordinary general meeting of shareholders on November 20, 2003 to increase the share capital of the Company by issuing some 840 million shares, the conversion price and conversion ratio of the bonds were adjusted to CHF 9.53 and 524.65897 shares, respectively. Consequently, the bonds are now convertible into 104,931,794 fully paid ordinary shares of the Company.

     In November 2003, the Company completed a further step in the capital-strengthening program by issuing bonds with an aggregate principal amount of EUR 650 million. These bonds pay interest semi-annually in arrears at a fixed annual rate of 6.5%.


-Accounting for the USD convertible bond

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625%. The bonds were initially convertible into 84,940,935 fully paid ordinary shares of the Company at a conversion price of CHF 18.48 (converted into U.S. dollars at a fixed conversion rate of CHF 1.6216 per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the decision at the extraordinary general meeting of shareholders on November 20, 2003 to increase the share capital of the Company by issuing some 840 million shares, the conversion price of the bonds was adjusted to CHF 14.64 (converted into U.S. dollars at the fixed conversion rate of CHF 1.6216 per U.S. dollar), representing a total of 107,220,546 fully paid ordinary shares of the Company if the bonds were fully converted.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

     The Company's shares to be issued if the bonds are converted are denominated and traded in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. Through December 31, 2002, as a result of the decline in the Company's share price since issuance of the bonds, the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. At December 31, 2003, as a result of an increase in the value of the derivative since December 31, 2002, combined with the continued amortization of the discount on issuance, there was a charge to earnings of $84 million in 2003 and a corresponding increase in long-term borrowings, when compared to the December 31, 2002 balance.

-Discontinued operations and businesses held for sale

     Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all periods presented have been restated to present the financial position of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     The following divestments are in line with the Company's strategy to focus on power and automation technologies for industry and utility customers.

     In November 2002, the Company completed the sale of the majority of its Structured Finance business to GE Commercial Finance for total cash proceeds of approximately $2.0 billion. The Structured Finance portfolio divested includes global infrastructure financing, equipment leasing and financing businesses. The results of operations of this business are reflected as discontinued operations.

     In December 2002, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Germany, for total cash proceeds of approximately $223 million. Water and electricity metering was no longer a core business for the Company. The results of operations of this business are reflected as discontinued operations.

     In January 2004, the Company signed an agreement to sell most of its upstream business in the Oil, Gas and Petrochemicals division to a private equity consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC for an initial purchase price of $925 million and a maximum of $50 million of contingent consideration which is subject to reduction based on the financial results of the business in 2004. The purchase price is subject to adjustments in connection with the closing of the transaction based on assets and liabilities of the business at closing. The results of operations of this business are reflected as discontinued operations. In addition, the downstream business of the Oil, Gas and Petrochemicals division has also been presented as a discontinued operation, as the Company has committed to dispose of the business and is actively pursuing its plan to do so.

     In December 2003, the Company completed the sale of ABB Export Bank in Switzerland for approximately $50 million, resulting in a loss on sale of $12 million. This divestment reflects the Company's continued strategy to discontinue its Structured Finance businesses. The results of operations of this business are reflected as discontinued operations.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

     In December 2003, the Company contracted to sell its reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, for SEK 3,220 million (approximately $425 million). As a result of the anticipated sale, the Company has recorded $97 million in loss from discontinued operations, net of tax, in 2003. The loss consists of an impairment charge on the asset value of the business, goodwill write-offs and transaction-related costs for approximately $153 million (including an interest allocation of $15 million) and tax charges of $47 million, partly offset by the results of operations of the business of $103 million. The results of operations of this business are reflected as discontinued operations. As of December 31, 2003, the assets and liabilities of the Building Systems business of Switzerland has been reflected in assets and liabilities held for sale and in discontinued operations. The results of operations have been reflected in continuing operations.

     In addition, the Company has also reflected other minor operations and projects as discontinued operations.

     In discontinued operations, the Company also recorded provisions for the settlement of asbestos claims and charges related to the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see Note 2 - Commitments and contingencies).

     The loss from discontinued operations, net of tax, of $853 million recognized in 2003 includes revenues of $4,284 million, primarily related to the Oil, Gas and Petrochemicals division.

     At December 31, 2003, the major classes of assets held for sale and in discontinued operations were: $2,056 million of cash, cash equivalents and marketable securities; $2,626 million of receivables; $337 million of inventories; $227 million of prepaid expenses and other; $52 million of financing receivables; $241 million of property, plant and equipment; $532 million of goodwill, $77 million of other intangible assets; $49 million of prepaid pension and other related benefits; and $230 million of investments and other. At December 31, 2003, the major classes of liabilities held for sale and in discontinued operations were: $2,095 million of accounts payable; $70 million of borrowings; $2,325 million of accrued liabilities and other; $111 million of pension and post-retirement benefits; $370 million of deferred tax liabilities; and $129 million of other liabilities.

-Earnings per share

     Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

     The potential shares from the warrants and options outstanding that were issued in connection with the Company's management incentive plan were excluded from the computation of diluted earnings (loss) per share in all periods presented, as their inclusion would have been antidilutive. The potential shares from the convertible bonds were excluded from the computation of diluted earnings (loss) per share in the three months and year ended December 31, 2003, and in the three months ended December 31, 2002, as their inclusion would have been antidilutive.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

------------------------------------------------------------------------------------------------------------
                                                            January - December       October - December
                                                         ---------------------------------------------------
Basic earnings (loss) per share                              2003        2002         2003         2002
                                                         ---------------------------------------------------
                                                                (in millions, except per share data)
------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                   $       86   $       75  $        54  $     (99)
Loss from discontinued operations, net of tax                    (853)        (858)        (441)      (729)
                                                         ---------------------------------------------------
Net loss                                                   $     (767)  $     (783) $      (387) $    (828)
                                                         ===================================================

Weighted average number of shares outstanding                   1,220        1,113        1,366       1,113

Basic earnings (loss) per share:
Income (loss) from continuing operations                   $     0.07   $     0.07  $      0.04  $   (0.09)
Loss from discontinued operations, net of tax                   (0.70)       (0.77)       (0.32)     (0.65)
                                                         ---------------------------------------------------
Net loss                                                   $    (0.63)  $    (0.70) $     (0.28) $   (0.74)
---------------------------------------------------------===================================================


--------------------------------------------------------------------------------------------------------------
                                                           January - December         October - December
                                                       -------------------------------------------------------
Diluted earnings (loss) per share                           2003         2002         2003          2002
                                                       -------------------------------------------------------
                                                                (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                  $        86   $      75    $       54    $      (99)
Effect of dilution:
Convertible bonds, net of tax                                      --        (187)           --            --
                                                       -------------------------------------------------------
Income (loss) from continuing operations, adjusted                 86        (112)           54           (99)
Loss from discontinued operations, net of tax                    (853)       (858)         (441)         (729)
                                                       -------------------------------------------------------
Net loss, adjusted                                        $      (767)  $    (970)   $     (387)   $     (828)
                                                       =======================================================

Weighted average number of shares outstanding                   1,220       1,113         1,366         1,113
Dilution from convertible bonds                                    --          53            --            --
                                                       -------------------------------------------------------
Diluted weighted average number of shares outstanding           1,220       1,166         1,366         1,113
                                                       =======================================================

Diluted earnings (loss) per share:
Income (loss) from continuing operations                  $      0.07   $   (0.10)   $     0.04    $    (0.09)
Loss from discontinued operations, net of tax             $     (0.70)  $   (0.73)   $    (0.32)   $    (0.65)
                                                       -------------------------------------------------------
Net loss, adjusted                                        $     (0.63)  $   (0.83)   $    (0.28)   $    (0.74)
                                                       =======================================================
--------------------------------------------------------------------------------------------------------------


-Stock-based compensation

     The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

     a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

     In December 2003, the Company granted warrants and warrant appreciation rights to certain employees under its management incentive plan. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Each warrant appreciation right entitles the holder to an amount in cash equal to the market price of one equivalent warrant on the SWX Swiss Exchange on the date of exercise of the warrant appreciation right. The aggregate fair value at the date of grant of warrants and WARs granted in December 2003 was $21 million.

-----------------------------------------------------------------------------------------------------------
                                                          January - December        October - December
                                                       ----------------------------------------------------
                                                           2003         2002        2003         2002
                                                       ----------------------------------------------------
                                                              (in millions, except per share data)
-----------------------------------------------------------------------------------------------------------
Net loss, as reported                                     $    (767)  $    (783)   $    (387)   $    (828)
Less: Total stock-based employee compensation expense
determined under fair value method for all awards, net
of related tax effects                                          (11)        (22)          (1)          (6)
                                                       ----------------------------------------------------
Pro forma net loss                                        $    (778)  $    (805)   $    (388)   $    (834)
                                                       ====================================================

Basic and diluted loss per share:
  Basic - as reported                                     $   (0.63)  $   (0.70)   $   (0.28)   $   (0.74)
  Basic - pro forma                                       $   (0.64)  $   (0.72)   $   (0.28)   $   (0.75)
  Diluted - as reported                                   $   (0.63)  $   (0.83)   $   (0.28)   $   (0.74)
  Diluted - pro forma                                     $   (0.64)  $   (0.85)   $   (0.28)   $   (0.75)
-----------------------------------------------------------------------------------------------------------


-Commitments and contingencies
                                      Asbestos

         On July 31, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by the Company's U.S. subsidiary, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's approval, an appeals period began before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court on October 7. A hearing date was set for February 4, 2004 but was postponed. The Company is currently waiting for a new date and remains confident that the plan will be approved.


Note 3  New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Company's results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of certain businesses and groups of assets as discontinued operations and also reflected the assets and liabilities of certain businesses and groups of assets as assets and liabilities held for sale for all periods presented to the extent these businesses and groups of assets meet the new criteria. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million recorded as extraordinary items in the first quarter of 2002 are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted and applied this standard effective January 1, 2003, to restructuring activities initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted the recognition and measurement requirements of FIN 45 as of January 1, 2003. The adoption of the recognition and measurement requirements of FIN 45 did not have a material impact on the Company's results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure. An Amendment of FASB Statement No.
123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to all VIEs in which the Company has an interest. In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. The buyer established a VIE upon acquisition, exclusively for the purpose of servicing the aircraft-leasing portfolio. Subsequent to divestment, the Company continued its involvement in the VIE by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million. As the primary beneficiary, the Company retained $182 million of assets and acquired $76 million of third party long-term borrowings through consolidation of the VIE as of December 31, 2003. FIN 46 was revised in December 2003, which among various changes added additional scope exceptions. The Company will adopt the December revision (FIN 46R) by March 2004. The Company has substantially completed its assessment of the effects of the adoption of FIN 46R and does not expect such effects to be material to its consolidated financial position.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position as of December 31, 2003, or on its results of operations for the year then ended.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into after May 31, 2003, and otherwise became effective for the Company after June 15, 2003. In November 2003, SFAS 150 was amended to indefinitely defer the measurement and recognition guidance for non-controlling interests that are classified as equity in a subsidiary of the Company but that would be classified as a liability in the parent's financial statements under SFAS 150. However, SFAS 150, as amended, provides guidance on classification and disclosure of mandatorily redeemable non-controlling interests. The Company has adopted the measurement, classification and disclosure criteria of SFAS 150, as amended. The adoption of SFAS 150 did not have a material impact on the Company's financial position as of December 31, 2003, or on its results of operations for the year then ended.

In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 03-4 (EITF 03-4), Determining the Classification and Benefit Attribution Method for a "Cash Balance" Plan. EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. The Company adopted EITF 03-4 in May 2003. As a result the Company accounts for certain of its plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 reduced the unfunded amounts of the Company's Swiss pension plans but did not have a material impact on the Company's financial position as of December 31, 2003, or on its results of operations for the year then ended.


Note 4   Summary of Consolidated Stockholders' Equity

------------------------------------------------------------------------------------------------------
(in millions)
Stockholders' equity at January 1, 2003                                                  $      1,013
Comprehensive loss:
Net loss                                                                      (767)
Foreign currency translation adjustments                                         3
Unrealized gain on available-for-sale securities, net of tax                    65
Minimum pension liability adjustment, net of tax                                19
Unrealized gain on cash flow hedge derivatives, net of tax                      41
                                                                           --------
Total comprehensive loss                                                                         (639)
                                                                                         -------------
Sale of treasury stock                                                                            156
Capital increase                                                                                2,487
Call options                                                                                        9
                                                                                         -------------
Stockholders' equity at December 31, 2003 (audited)                                      $      3,026
                                                                                         =============
------------------------------------------------------------------------------------------------------

As of December 31, 2003, the Company has 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered, including 30,298,913 shares that are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003


Note 5  Segment and Geographic Data
In order to streamline the Company's structure and improve operational performance, the Company has, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

-The Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

-The Automation Technologies division blends a product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

-The Non-core activities division was created in the fourth quarter of 2002 to group the following activities and businesses of the Company: Equity Ventures, the remaining Structured Finance business, the remaining Building Systems business, New Ventures, Customer Service, Group Processes and Logistic Systems.


Inter-division transactions are eliminated in Corporate.

The Company evaluates performance of its divisions based on earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and earning before interest and taxes (operating income), all of which have been restated to reflect the changes to the Company's internal structure.

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

Segment data
------------

---------------------------------------------------------------------------------------------------------
                                                               Orders received
                                     --------------------------------------------------------------------
  (in millions)                             January - December               October - December
                                     --------------------------------------------------------------------
                                           2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------
Power Technologies                     $     7,708       $      6,753      $     1,960       $     1,569
Automation Technologies                      9,961              8,680            2,637             2,169
Non-core activities                          2,313              3,477              292               913
Corporate(1)                                (1,279)            (1,558)            (215)             (363)
                                     --------------------------------------------------------------------
Total                                  $    18,703       $     17,352      $     4,674       $     4,288
                                     ====================================================================

---------------------------------------------------------------------------------------------------------
                                                                  Revenues
                                     --------------------------------------------------------------------
  (in millions)                             January - December               October - December
                                     --------------------------------------------------------------------
                                           2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------
Power Technologies                     $     7,680       $      6,963      $     2,184       $     2,010
Automation Technologies                      9,897              8,464            2,774             2,379
Non-core activities                          2,537              3,447              410               955
Corporate(1)                                (1,319)            (1,408)            (287)             (336)
                                     --------------------------------------------------------------------
Total                                  $    18,795       $     17,466      $     5,081       $     5,008
                                     ====================================================================

---------------------------------------------------------------------------------------------------------
                                            Earnings before interest and taxes (operating income)
                                     --------------------------------------------------------------------
  (in millions)                             January - December               October - December
                                     --------------------------------------------------------------------
                                           2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------
Power Technologies                     $       563       $        433      $       170       $        93
Automation Technologies                        773                517              225               107
Non-core activities                           (181)              (181)             (62)              (78)
Corporate(1)                                  (499)              (423)            (146)             (121)
                                     --------------------------------------------------------------------
Total                                  $       656       $        346      $       187       $         1
                                     ====================================================================

---------------------------------------------------------------------------------------------------------
                                                        Depreciation and amortization
                                     --------------------------------------------------------------------
  (in millions)                             January - December               October - December
                                     --------------------------------------------------------------------
                                           2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------
Power Technologies                     $       180       $        166      $        47       $        44
Automation Technologies                        255                202               67                54
Non-core activities                             77                 98               18                30
Corporate                                       65                 78               17                25
                                     --------------------------------------------------------------------
Total                                  $       577       $        544      $       149       $       153
                                     ====================================================================

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

---------------------------------------------------------------------------------------------------------
                                                           Capital expenditures(2)
                                     --------------------------------------------------------------------
  (in millions)                             January - December               October - December
                                     --------------------------------------------------------------------
                                           2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------
Power Technologies                     $       120       $        114      $        43       $        38
Automation Technologies                        157                133               57                46
Non-core activities                             69                 45               20                10
Corporate                                       53                144               23                26
                                     --------------------------------------------------------------------
Total                                  $       399       $        436      $       143       $       120
                                     ====================================================================

--------------------------------------------------------------------------------------------------------------
  (in millions)                                                  Net operating assets
                                         ---------------------------------------------------------------------
                                         December 31, 2003        September  30, 2003        December 31, 2002
--------------------------------------------------------------------------------------------------------------
Power Technologies                          $    2,624              $     2,821                $      2,335
Automation Technologies                          3,787                    3,936                       3,483
Non-core activities                              1,879                    2,175                       2,398
Corporate                                        1,396                    1,363                       1,610
                                         ---------------------------------------------------------------------
Total                                       $    9,686              $    10,295                $      9,826
                                         =====================================================================

---------------------------------------------------------------------------------------------------------
                                                                          Number of employees(3)
                                                             --------------------------------------------
                                                                  December 31, 2003     December 31, 2002
---------------------------------------------------------------------------------------------------------
Power Technologies                                                           38,700               41,200
Automation Technologies                                                      55,300               56,600
Non-core activities                                                           8,700               26,500
Oil, Gas and Petrochemicals                                                  11,100               11,900
Corporate                                                                     2,700                2,900
                                                             --------------------------------------------
Total                                                                       116,500              139,100
                                                             ============================================

Geographic Information
----------------------

----------------------------------------------------------------------------------------------------------
                                                             Orders received(4)
                                     ---------------------------------------------------------------------
  (in millions)                             January - December                October - December
                                     ---------------------------------------------------------------------
                                            2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------
Europe                                  $    10,391       $     9,695      $      2,637      $      2,394
The Americas                                  3,131             3,739               751               690
Asia                                          3,331             2,528               934               747
Middle East and Africa                        1,850             1,390               352               457
                                     ---------------------------------------------------------------------
Total                                   $    18,703       $    17,352      $      4,674      $      4,288
                                     =====================================================================

                                                           ABB [Graphic omitted]
Financial Information Twelve Months, 2003

----------------------------------------------------------------------------------------------------------
                                                                 Revenues(4)
                                     ---------------------------------------------------------------------
  (in millions)                             January - December                October - December
                                     ---------------------------------------------------------------------
                                            2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------
Europe                                  $    10,332       $     9,739      $      2,692      $      2,761
The Americas                                  3,572             3,834               962             1,000
Asia                                          3,346             2,587               953               808
Middle East and Africa                        1,545             1,306               474               439
                                     ---------------------------------------------------------------------
Total                                   $    18,795       $    17,466      $      5,081      $      5,008
                                     =====================================================================

(1) Includes adjustments to eliminate inter-division transactions.

(2) Capital expenditures reflect purchases of fixed tangible assets.

(3) Includes businesses in discontinued operations.

(4) Orders received and revenues have been reflected in the regions based on the location of the customers.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  February 19, 2004                By:        /s/ HANS ENHOERNING
                                           -----------------------------------
                                           Name:   Hans Enhoerning
                                           Title:  Group Vice President,
                                                   Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                           Name:   Francois Champagne
                                           Title:   Group Vice President,
                                                    Senior Counsel